Exhibit 1

Transactions in the Securities of the Issuer Since the Most Recent Filing of Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RPD Opportunity Fund LP

Sale of Shares	(25,070)	$3.9332	06/04/2026
Sale of Shares	(7,901)	$3.6102	06/05/2026
Sale of Shares	(45,081)	$2.9127	06/11/2026
Sale of Shares	(35,849)	$2.9323	06/12/2026
Sale of Shares	(99,766)	$3.1821	06/15/2026
Sale of Shares	(2,600,773)	$2.0733	06/16/2026
Sale of Shares	(781,250)	$2.0341	06/17/2026
Sale of Shares	(276,317)	$2.3353	06/18/2026